Mail Stop 3561

October 27, 2006

Virginia F. Perry, President
Bridgefilms, Inc.
50 West Liberty Street, Suite 880
Reno, NV 89501

Re: Bridgefilms, Inc.
Registration Statement on Form SB-2
Filed October 3, 2006
File No. 333-137755

Dear Ms. Perry:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

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1. Please revise to provide the disclosure required by Item 303(a) of Regulation S-B regarding the company's plan of operations for the next twelve months. Specifically address how long the company can satisfy its cash requirements and whether it will have to raise additional funds in the next twelve months. Add a milestones section to discuss in detail the steps needed to attain your goals in your plan of operations for the next 12 months. Include a discussion of the milestones you need to achieve and the specific steps needed to accomplish each milestone. Also provide a timeline for reaching each milestone in weeks or months. In your discussion, provide a detailed analysis of the costs of each step and how you intend to finance the milestones. Address the status of your efforts to accomplish these milestones.

2. Please amend the registration statement to include all of the signatures required by From SB-2. If a person signs in more than one capacity, all capacities in which she signs should be listed after her signature.

Financial Statements

3. We note your disclosure that all the assets of the Bridgefilm Company, Inc. were acquired on November 30, 2005 and that you are continuing the business that was previously operated by Bridgefilm Company. It appears that Bridgefilm Company, Inc. is your predecessor. Item 310 of Regulation S-B requires two years of audited financial statements of a small business issuer and its predecessor, if applicable. We note you have provided approximately 11 months of audited financial statements of Bridgefilms. Please revise to provide audited financial statements of Bridgefilm Company, Inc. for periods prior to October 7, 2005 such that you present, in aggregate, 24 months of audited financial statements for both the predecessor and the small business issuer. Please note that financial statements for an annual period should not exceed 12 months and there should be no lapse in audited periods between the financial statements of the issuer and the predecessor.

4. According to "Certain Relationships and Related Transactions" on page 34, we note that your controlling shareholder, Virginia Perry, was the sole shareholder of Bridgefilm Company at the time of the acquisition. Accordingly, the merger was a transaction between entities under common control and there was no basis under GAAP to recognize goodwill. Please refer to the guidance in paragraphs D11 – D18 of Appendix D of SFAS 141 and revise the financial statements of Bridgefilms to account for the merger at book value and eliminate the recognition (and subsequent impairment) of goodwill as well as any other purchase accounting adjustments.

5.   Disclose on the face of the amended financial statements that they have been restated, provide an explanatory footnote and advise the independent accountant to revise the audit report to refer to the restatement and dual-date or redate the audit report as necessary.

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As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Blaise Rhodes at (202) 551-3774 or Hugh West at (202) 551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Goldie B. Walker at (202) 551-3234 or me at (202) 551-3790 with any other questions.

Sincerely,

John D. Reynolds
Assistant Director

cc: The Nevada Agency and Trust Company
        50 West Liberty Street, Suite 880
        Reno, Nevada 89501